Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Kintara Therapeutics, Inc. on Form S-1 of our report dated September 18, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Kintara Therapeutics, Inc. as of June 30, 2023 and 2022, and for each of the two years in the period ended June 30, 2023, appearing in the Annual Report on Form 10-K of Kintara Therapeutics, Inc. for the year ended June 30, 2023. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

San Francisco, CA

October 4, 2023